

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2016

Gregory J. Osborne
Chief Executive Officer
Gas Natural, Inc.
1375 East 9th Street, Suite 3100
Cleveland, Ohio 44114

>   **Re: Gas Natural, Inc.**
>   **Revised Preliminary Proxy on Schedule 14A**
>   **Filed June 13, 2016**
>   **File No. 001-34585**

Dear Mr. Osborne:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 4 - Shareholder Proposal to Repeal Amendments to Our Code of Regulations, page 40

1. According to Section 2.07 of your Code of Regulations, in order to obtain shareholder approval for Proposals 2 and 3, the number of shares voted in favor of the proposals must exceed shares voted against the proposals. Further, according to Section 7.01(a) it appears that the vote required for Proposal 4 is an affirmative vote of the shareholders entitled to exercise a majority of the voting power. However, your proxy statement seems to articulate shareholder approval thresholds that differ from those set forth in your Code of Regulations. Please revise your disclosure on pages 38 through 40 in this regard, or advise. Please also revise your disclosure on page 3 to discuss how abstentions affect each voting standard.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 or Perry J. Hindin, Special Counsel, at (202) 551-3444 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products